UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CASI Pharmaceuticals, Inc.

File No. 0-20713 - CF#37506

CASI Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 15, 2019.

Based on representations by CASI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.3   through April 16, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

    Vanessa A. Countryman
    Acting Secretary